Exhibit 12.1

	For the years ended September 30,

($ in thousands)	2005		2004		2003		2002		2001

Income from continuing operations before income
taxes, net income (loss) of unconsolidated
affiliates and minority interests	$65,788		$50,766		$43,389		$68,912		$154,494
Fixed Charges:
Interest expense	27,879		26,985		17,014		16,526		102,298
Interest portion of rent expense (1)	6,122		9,356		9,184		8,627		8,746
Amortized finance fees	1,569		1,394		2,000		2,000		2,000

Fixed charges	35,570		37,735		28,198		27,153		113,044

Earnings:
Income from continuing operations before income
taxes, net income (loss) of unconsolidated affiliates
and minority interests plus fixed charges	$101,358		$88,501		$71,587		$96,065		$267,538

Ratio of earnings to fixed charges (2)	2.85	x	2.35	x	2.54	x	3.54	x	2.37	x

(1)	The interest component of rent expense is estimated at one-third of our reported lease expense.

(2)	The ratio of earnings to fixed charges is computed by dividing fixed charges into income from continuing operations before income taxes, net income (loss) of unconsolidated affiliates and minority interests plus fixed charges. Fixed charges include interest (expensed or capitalized), amortization of debt issuance costs and the estimated interest component of rent expense.